China Yuchai International Extends Loan Agreement with
HL Global Enterprises Limited

Singapore, Singapore – February 8, 2017 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its wholly owned subsidiary, Venture Lewis Limited (“VLL”), has entered into a loan agreement with HL Global Enterprises Limited (“HLGE”) (“2017 Loan Agreement”) for the extension of a loan of S$68,000,000 (“Loan”) to HLGE. The original amount of the Loan was S$93,000,000 which was granted to HLGE in February 2009 to refinance the zero coupon, unsecured, non-convertible bonds issued by HLGE in 2006 and which matured on July 3, 2009. The principal amount has been reduced to S$68,000,000 pursuant to partial repayments totaling S$25,000,000 made by HLGE in 2011, 2012 and 2013 from disposal of assets. The Company through another wholly owned subsidiary, Grace Star Services Ltd., owns 48.9% of the issued ordinary shares of HLGE.

The unsecured Loan has, pursuant to the terms of the 2017 Loan Agreement, been extended for one year from July 2017 and is due for repayment in July 2018. Under the terms of the 2017 Loan Agreement, the interest payable is the aggregate of a margin of 0.4% per annum and the 12-month Singapore Interbank Offer Rate (“SIBOR”) expressed in a percentage rate as calculated by Reuters as the official calculation agent of SIBOR for the Association of Banks in Singapore, for Singapore Dollars, as at 11.00 a.m. on February 7, 2017. In the event the interest rate charged on external funds utilized by China Yuchai for their investment in HLGE is increased, the Company has a right to negotiate with HLGE with a view to agreeing on an increase in the interest rate payable by HLGE under the 2017 Loan Agreement subject to compliance with certain regulatory requirements. A negative pledge undertaking against any disposal or creation of security over substantially all of HLGE’s assets without VLL’s consent is also included.

The Company’s Board of Directors approved the Loan extension after taking into account the relevant circumstances including (i) the continued challenges facing HLGE’s hospitality operations namely in Qingdao, Shandong Province, China as a result of the highly competitive market; (ii) the weak financial condition of HLGE and its difficulties in obtaining financing from financial institutions; (iii) the need to provide support to HLGE to ensure its ability to continue as a going concern; and (iv) the continued efforts made by HLGE to explore potential opportunities, including disposal of non-core assets, to improve its financial position. This transaction has also been reviewed and approved by the Company’s audit committee who has determined that the terms of the Loan extension are fair and reasonable.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2015, GYMCL sold 364,567 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

For more information, please contact:
Investor Relations
Dixon Chen
Tel: +646-726-6511
Email: cyd@bluefocus.com